Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF THE BOARD OF DIRECTORS

Medellin, Colombia, July 28, 2020

At a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) unanimously authorized Rodrigo Prieto Uribe, Chief Risks Officer, to acquire shares of Bancolombia pursuant to a probate process.

The transfer of shares will occur once the probate process is finalized and will be made in accordance with Bancolombia’s internal procedures for the acquisition and disposition of Bancolombia shares by directors and officers, which are publicly available on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, in the “Corporate Governance” section.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371